Sub-Item 77c
Matters Submitted to a Vote of
Shareholders

There was a Special Meeting of Shareholders of the Russell Investment Company held at 1301 Second Avenue, 18th Floor, Seattle, Washington on April 14, 2014 to consider and act upon the proposals below.

The result of each vote accompanies the description of each matter.

Proposal to reclassify the Russell Investment Grade Bond Fund's investment objective from fundamental to non-fundamental.

Vote:	Shares
For	5,526,357
Against	38,876,917
Abstain	59,736
Broker Non-Vote	20,784,887

Total	35,247,897

Vote to disapprove reclasification of investment objective.

Proposal to reclassify the Russell International Developed Markets Fund's investment objective from fundamental to non-fundamental.

Vote:	Shares
For	7,993,362
Against	65,031,507
Abstain	1,120,602
Broker Non-Vote	37,712,804

Total	111,858,275

Vote to disapprove reclasification of investment objective. Proposal to reclassify the Russell U.S. Defensive Equity Fund's investment objective from fundamental to non-fundamental.

Vote:	Shares
For	10,759,696
Against	11,769,806
Abstain	1,513,094
Broker Non-Vote	7,971,649

Total	32,014,245

Vote to disapprove reclasification of investment objective.